UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

JAKKS PACIFIC, INC.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

47012E106

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47012E106

(1)	Names of reporting persons ANTHEM, INC.
(2)	Check the appropriate box if a member of a group ☐ (a) ☐ (b) (see instructions)
(3)	SEC use only
(4)	Citizenship or place of organization Indiana
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 1,300,734[1]
(6) Shared voting power: 0
(7) Sole dispositive power: 1,300,734[1]
(8) Shared dispositive power: 0
(9)	Aggregate amount beneficially owned by each reporting person: 1,300,734[1]
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9): 4.35[2]
(12)	Type of reporting person (see instructions) CO

[1]

This amount includes (a) 546,389 Shares (as defined herein) and (b) approximately 754,345 Shares issuable upon the conversion of $7,270,000 of 4.875% Convertible Senior Notes due 2020 (the “Notes”) of the Issuer (defined below).

[2]

This percentage is based on a total of approximately 29,924,258 Shares outstanding, which has been calculated in accordance with Rule 13d-3(d)(1)(i) under the Act and is based on the sum of (i) 29,169,913 Shares stated to be outstanding as of November 9, 2018 in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 11, 2018, plus (ii) approximately 754,345 additional Shares issuable upon conversion of $7,270,000 in principal amount of Notes, based on an initial conversion rate of 103.7613 Shares per $1,000 principal amount of the Notes.

Item 1(a) Name of issuer: JAKKS Pacific, Inc. (the “Issuer”)

Item 1(b) Address of issuer’s principal executive offices: 2951 28th Street, Santa Monica, California 90405

2(a) Name of person filing:

Anthem, Inc.

2(b) Address or principal business office or, if none, residence:

220 Virginia Avenue, Indianapolis, Indiana 46204

2(c) Citizenship:

Indiana corporation

2(d) Title of class of securities:

Common stock, par value $0.001 per share (the “Shares”)

2(e) CUSIP No.:

47012E106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: As of December 31, 2018, Anthem may be deemed the beneficial owner of approximately 1,300,734 Shares. This amount consists of: (A) 546,389 Shares, and (B) approximately 754,345 Shares issuable upon the conversion of $7,270,000 of Notes.

(b) Percent of class:

As of December 31, 2018, Anthem may be deemed the beneficial owner of approximately 4.35% of Shares outstanding. (This percentage is based on a total of approximately 29,924,258 Shares outstanding, which has been calculated in accordance with Rule 13d-3(d)(1)(i) under the Act and is based on the sum of (i) 29,169,913 Shares stated to be outstanding as of November 9, 2018 in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 11, 2018, plus (ii) approximately 754,345 additional Shares obtainable upon conversion of the $7,270,000 Notes, based on an initial conversion rate of 103.7613 Shares per $1,000 principal amount of the Notes.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 1,300,734

(ii)	Shared power to vote or to direct the vote __0____.

(iii)	Sole power to dispose or to direct the disposition of 1,300,734

(iv)	Shared power to dispose or to direct the disposition of 0.

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2019	Signature:	/s/ Kathleen S. Kiefer

	Name:	Kathleen S. Kiefer

	Title:	Vice President, Legal & Corporate Secretary